

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 28, 2023

Jay Madhu
Chief Executive Officer
Oxbridge Acquisition Corp.
Suite 201, 42 Edward Street
Georgetown, Grand Cayman
P.O. Box 469, KY1-9006
Cayman Islands

Re: Oxbridge Acquisition Corp.
Registration Statement on Form S-4
Exhibit Nos. 10.4, 10.5, 10.9, 10.10, 10.11 and 10.13
Filed May 11, 2023, as amended
File No. 333-270848

Dear Jay Madhu:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance
Office of Energy and Transportation